AMENDED SCHEDULE A

to the

INVESTMENT ADVISORY AGREEMENT

Dated December 3, 2020 between

New Age Alpha Trust

and

New Age Alpha Advisors, LLC

The Trust will pay to the Adviser as compensation for the Adviser’s services rendered, a fee, computed daily and paid not less than quarterly in arrears at an annual rate based on the average daily net assets of the respective Fund in accordance with the following fee schedule:

Fund	Rate
AVDR US LargeCap Leading ETF (AVDR)	0.40%
AVDR US LargeCap ESG ETF (AVDG) AVDR Quality High Yield Corporate Bond ETF (AVDH) AVDR International Leading ETF (AVDI)	0.40% 0.40% 0.55%

The parties hereto agree to the terms of this Amended Schedule A effective as of the 19th day of January, 2022.

NEW AGE ALPHA TRUST

By: /s/ Keith D. Kemp______________________

Name: Keith D. Kemp

Title: President

NEW AGE ALPHA ADVISORS, LLC

By: /s/ Armen Arus_____________________

Name: Armen Arus

Title: Managing Director